Computershare

IAMGOLD CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 7, 2014

FINAL SCRUTINEERS' REPORT

48	SHAREHOLDERS IN PERSON, REPRESENTING	228,219	SHARES
223	SHAREHOLDERS BY PROXY, REPRESENTING	218,610,907	SHARES
271	TOTAL SHAREHOLDERS, HOLDING	218,839,126	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 376,734,832

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 58.09 %

FLORENCE SMITH
SCRUTINEER

ROXANNE PARSAUD
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

IAMGOLD CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 7, 2014

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Elect John E. Caldwell as Director	145,566,624	0	2,323,204	0	70,721,079	98.43%	0.00%	1.57%
Elect Donald K. Charter as Director	142,840,088	0	5,049,740	0	70,721,079	96.59%	0.00%	3.41%
Elect W. Robert Dengler as Director	145,531,188	0	2,358,640	0	70,721,079	98.41%	0.00%	1.59%
Elect Guy G. Dufresne as Director	146,053,401	0	1,836,427	0	70,721,079	98.76%	0.00%	1.24%
Elect Richard J. Hall as Director	146,079,840	0	1,809,988	0	70,721,079	98.78%	0.00%	1.22%
Elect Stephen J.J. Letwin as Director	144,816,223	0	3,073,605	0	70,721,079	97.92%	0.00%	2.08%
Elect Mahendra Naik as Director	136,648,171	0	11,241,657	0	70,721,079	92.40%	0.00%	7.60%
Elect William D. Pugliese as Director	136,851,959	0	11,037,869	0	70,721,079	92.54%	0.00%	7.46%
Elect John T. Shaw as Director	144,674,173	0	3,215,655	0	70,721,079	97.83%	0.00%	2.17%
Elect Timothy R. Snider as Director	145,193,534	0	2,696,294	0	70,721,079	98.18%	0.00%	1.82%
Appointment of Auditors	213,765,147	0	4,845,760	0	0	97.78%	0.00%	2.22%
Advisory Vote on Executive Compensation	128,305,448	19,584,380	0	0	70,721,079	86.76%	13.24%	0.00%
Amendments to Share Incentive Plan	125,282,076	22,607,752	0	0	70,721,079	84.71%	15.29%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	223
TOTAL SHARES ISSUED & OUTSTANDING:	376,734,832
TOTAL SHARES VOTED:	218,610,907
TOTAL % OF SHARES VOTED:	58.03%

FLORENCE SMITH
SCRUTINEER

ROXANNE PARSAUD
SCRUTINEER